Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX August 31, 2026

IPERIONX SECURES SECOND U.S. ARMY TASK ORDER TO ACCELERATE INDUSTRIAL-SCALE AMERICAN TITANIUM PRODUCTION

Highlights:

Second U.S. Army task order under SBIR Phase III contract: Task Order 2 issued under IperionX’s existing US$99 million SBIR Phase III contract for Low-Cost, Domestic Titanium for Defense Applications.

US$11.5 million obligated, up to US$25.4 million potential value: Current funding fully covers three priority industrialization work packages and provides an initial allotment to a fourth. Unexercised and unfunded options could increase Task Order 2’s value to a maximum of US$25.4 million.

Industrial-scale American titanium capacity: The program advances integrated titanium powder-to-finished-component operations, with continuous HSPT™ and dehydride furnace capacity, together with equipment that will bring titanium fastener finishing fully in-house at IperionX’s Virginia facility.

Continuous titanium powder-to-part manufacturing platform: Continuous HSPT™ processing is the downstream complement to GenX™, IperionX’s next-generation continuous HAMR™ titanium production platform. Together, the technologies are designed to increase throughput and reduce unit costs from titanium powder through to finished titanium components for the U.S. defense sector.

Expanded U.S. defense manufacturing capability: Manufacturing program for titanium track pins, bolts and fasteners for defense applications, with inspection and acceptance planned at Detroit Arsenal and Army Research Laboratory’s Aberdeen Proving Ground.

Potential expansion into aerospace and refractory alloys: Future option line items could extend IperionX’s patented technologies into an aerospace-grade titanium component program with a leading global aerospace and defense supplier, C103 alloy scrap recycling for a large advanced materials company, and spherical niobium and C103 powder development with Global Advanced Metals.

IperionX Limited (NASDAQ: IPX; ASX: IPX) (IperionX or the Company) announces that the U.S. Army has awarded Task Order 2 under the Small Business Innovation Research (SBIR) Phase III Indefinite Delivery, Indefinite Quantity (IDIQ) contract for Low-Cost, Domestic Titanium for Defense Applications.

IperionX’s SBIR Phase III IDIQ contract enables qualifying U.S. Government agencies to place project-specific orders collectively capped at US$99 million (refer to details in the release dated June 5, 2025 “IperionX Awarded U.S. DoD SBIR Contract for up to US$99M”).  Task Orders 1 and 2 have an aggregate stated value of approximately US$19.8 million, with US$79.2 million remaining available under the IDIQ contract ceiling.

Task Order W911QX26FA097 is firm-fixed-price and has a stated base value of US$18.5 million. Of this amount, US$11.5 million is currently funded and obligated. A further US$6.9 million of unexercised and unfunded options could increase the maximum potential task order value to US$25.4 million if exercised and funded at the U.S. Government’s discretion.

The SBIR funding supports equipment and manufacturing systems to expand IperionX’s domestic titanium powder-to-part manufacturing capacity. The program will increase titanium component-processing capability, bring critical manufacturing steps in-house and support shorter lead times, providing the potential to lower acquisition and production costs for U.S. defense applications.

Virginia	Tennessee	Utah
1092 Confroy Drive South Boston, VA 24592	279 West Main Street Camden, TN 38320	1782 W 2300 S West Valley City, UT 84119
IperionX Limited ABN 84 618 935 372

CEO Commentary

“This second U.S. Army task order represents an important step in scaling IperionX’s titanium powder-to-part manufacturing platform. The SBIR Phase III award aims to advance continuous and industrial-scale HSPT™ and dehydride capacity and bring titanium fastener finishing fully in-house at our Virginia titanium manufacturing facility.

This award aligns with GenX™, our next-generation continuous HAMR™ production platform, which together will provide an integrated American titanium manufacturing system. The program will expand our capacity to manufacture titanium track pins, bolts and fasteners for the U.S. Army, shorten production lead times and strengthen the domestic titanium manufacturing capabilities required to support U.S. defense supply chains.”

— Taso Arima, IperionX CEO

Expanding American titanium powder-to-part manufacturing capacity

IperionX’s titanium manufacturing platform integrates two proprietary technologies. HAMR™ converts titanium scrap or mineral feedstocks into low-oxygen titanium powder. HSPT™ then consolidates that powder into near-net-shape components with a wrought-like microstructure and high-performance mechanical attributes.

Task Order 2 will expand downstream conversion capacity required to transform larger volumes of titanium powder into qualified finished components. The three fully funded work packages support continuous HSPT™ furnace development, centerless grinding and thread-rolling equipment for in-house fastener production, and industrial-scale continuous HSPT™ and dehydrogenation furnaces. Refer to Appendix A with details of tasks and Appendix B for the terms of the Task Order.

The funded SBIR Phase III program is designed to increase manufacturing throughput and flexibility while reducing reliance on external finishing suppliers. Bringing fastener finishing in-house will give IperionX greater control over cost and production schedules and establish a more complete titanium powder-to-finished-component capability at its Virginia facility.

The program includes production-scale titanium track pins, bolts and fasteners for U.S. Army ground-combat applications, with inspection and acceptance planned at Detroit Arsenal.

Accelerating commercial scale-up and strengthening the U.S. defense industrial base

IperionX’s customer programs range across defense, aerospace, automotive and consumer electronics, from material and component qualification through funded prototyping and initial low-rate orders. Finished component-conversion capacity is currently a key constraint in advancing these programs toward potential higher-volume supply arrangements.

The new HSPT™ and dehydrogenation capacity is expected to increase both the number and volume of components IperionX can process. Internalizing fastener finishing is also expected to shorten lead times, improve manufacturing control and retain more value within IperionX’s integrated powder-to-part production platform. The new capabilities will provide a scalable manufacturing backbone serving both U.S. defense requirements and IperionX’s commercial growth strategy.

For the defense industrial base, it will expand domestic capacity for titanium track pins, bolts, fasteners and other mission-critical components, while improving supply-chain resilience and potential surge capacity. The same equipment, workforce and operating expertise can support the scale-up of titanium products for aerospace and other advanced manufacturing markets. By integrating advanced titanium processing and finished-component manufacturing in Virginia, Task Order 2 is expected to accelerate IperionX’s commercial scale-up and enhance American industrial capability for strategically important titanium components.

Continuous manufacturing across the platform

IperionX is advancing a transition from batch to continuous processing at both ends of its titanium manufacturing platform.

GenX™, IperionX’s next-generation HAMR™ development platform, targets continuous production of low-oxygen titanium powder. Task Order 2 separately supports the development of continuous HSPT™ processing and industrial-scale dehydrogenation capacity for converting HAMR™ powder into titanium near-net-shape components.

Connecting continuous powder production with continuous downstream titanium component manufacturing is designed to increase throughput, improve production consistency and progressively reduce unit costs as manufacturing volumes scale.

Potential expansion into aerospace and refractory metals

The SBIR Phase III Task Order 2 includes four option line items totaling US$6.9 million, subject to U.S. Government exercise, additional funding, technical development and customer qualification. If exercised and funded, the options would support:

•	an integrated binder-jet and HSPT™ demonstration for an aerospace-grade titanium component with a leading global aerospace and defense supplier;

•	recycling C103 alloy scrap for a large advanced materials company into high-purity powder suitable for additive manufacturing or remelting; and

•	niobium reduction, powder spheroidization and scaled production of spherical niobium and C103 powders with Global Advanced Metals.

C103 is a niobium-hafnium-titanium refractory alloy designed for sustained operation in high-temperature environments, including space and defense propulsion systems. Its use in additive manufacturing and powder metallurgy depends on reliable access to tightly specified low-oxygen powder feedstock. The funding options could position IperionX’s patented technologies to establish an integrated domestic capability spanning C103 scrap recycling, niobium reduction, deoxygenation and powder spheroidization.

End-to-end U.S. Government support for a secure domestic titanium supply chain

The SBIR Phase III Task Order 2 adds industrial-scale titanium component manufacturing to a broader portfolio of previously announced U.S. Government programs supporting IperionX’s development of an integrated American titanium supply chain.

Collectively, these separate initiatives span strategic feedstock, titanium metal and powder production, workforce and industrial-base development, and finished-component manufacturing. Previously announced support includes:

•
US$59.8 million of fully obligated reimbursable funding under the Defense Production Act Title III and Industrial Base Analysis and Sustainment (IBAS) programs, supporting the expansion of domestic titanium production capabilities;

•	approximately 290 metric tons of high-quality titanium alloy scrap transferred at no cost, providing IperionX with a strategic domestic feedstock for recycled titanium production; and

•	the initial US$1.3 million U.S. Army task order under the SBIR Phase III contract, which commenced the development of low-cost, American-made titanium components for defense applications.

Task Order 2 extends this engagement further downstream by funding equipment and manufacturing systems that convert titanium powder into production-scale finished components. The progression from strategic feedstock and primary metal production through to qualified defense components reinforces IperionX’s role in rebuilding a secure, vertically integrated and competitive U.S. titanium supply chain.

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 980 237 8900

Appendix A: Detailed Task Order 2 Scope and Funding status

Task Order 2 comprises four base work packages with a stated aggregate value of US$18.5 million. US$11.5 million is currently funded and obligated, fully funding three work packages and providing an initial allotment to the fourth. The task order also includes US$6.9 million of unexercised and unfunded option line items.

Work-package values below are rounded and may not sum precisely to the stated task-order value. Funding and obligation do not represent cash received or revenue recognized, which remain subject to performance, acceptance, invoicing and applicable accounting requirements.

Continuous HSPT™ furnace development — US$3.4 million

Funding status: Fully funded

Scope: IperionX will identify, procure, install and commission a continuous furnace to demonstrate repeatable, continuous processing of titanium components—including bolts—using Hydrogen Sintering and Phase Transformation (HSPT™). The program will evaluate manufacturing productivity and component acquisition and production costs against U.S. Army requirements.

Industrial significance: Moving HSPT™ from batch to continuous operation is designed to increase throughput, improve process consistency and progressively reduce unit costs as production volumes scale. Continuous processing should also improve equipment utilization and support more predictable production scheduling across IperionX’s component programs.

Continuous HSPT™ is the downstream counterpart to GenX™, IperionX’s next-generation continuous HAMR™ development platform. HAMR™ produces low-oxygen titanium powder, while HSPT™ consolidates that powder into near-net-shape components with wrought-like properties. Engineering and operating knowledge developed under this work package is expected to inform IperionX’s broader roadmap for continuous powder-to-part manufacturing.

In-house titanium fastener equipment — US$1.0 million

Funding status: Fully funded

Scope: IperionX will identify, acquire, install and commission a centerless grinder and thread-rolling equipment at its Virginia manufacturing facility. The equipment will establish an integrated in-house capability for converting titanium fastener blanks into completed bolts and other threaded fasteners.

Performance will be demonstrated through the production of titanium fasteners that satisfy applicable dimensional, mechanical and quality requirements.

Industrial significance: Bringing centerless grinding and thread rolling in-house will reduce reliance on external finishing providers and give IperionX greater control over production schedules, quality and cost. The equipment is expected to shorten lead times, improve manufacturing repeatability and retain more of the titanium fastener value chain within IperionX.

This capability is relevant not only to the Army program but also to potential fastener applications across defense, aerospace, marine and other performance-critical industrial markets.

Industrial-scale continuous HSPT™ and dehydrogenation furnaces — US$7.1 million

Funding status: Fully funded

Scope: IperionX will identify, procure, install and commission industrial-scale continuous furnaces capable of performing HSPT™ consolidation and dehydrogenation processes.

The equipment will be used to demonstrate production-scale processing of titanium components for Army applications, including track pins and bolts, and to evaluate improvements in throughput, operating efficiency and manufacturing repeatability.

Inspection and acceptance for this work package are planned at Detroit Arsenal, Michigan.

Industrial significance: This work package represents the progression of HSPT™ from development-scale processing toward industrial-scale manufacturing. The continuous furnaces are intended to increase the rate at which HAMR™ titanium powder can be converted into finished components while improving process control and production consistency.

Successful execution would establish equipment, operating data and manufacturing experience relevant to repeatable production of titanium components for ground-combat systems and other high-performance applications.

Industrial-scale batch HSPT™ and dehydrogenation furnaces — US$7.1 million

Funding status: US$0.1 million initially allotted

Scope: Task Order 2 separately prices an industrial-scale batch-furnace work package at US$7.1 million. Only US$0.1 million is currently allotted to this package; the remaining scope is not presently funded or obligated.

The package contemplates industrial-scale batch HSPT™ and dehydrogenation capability that could provide additional production flexibility, accommodate different component geometries and support development or lower-volume manufacturing requirements.

Development approach: Results from the continuous-furnace program are expected to inform the technical configuration, sequencing and scope of any further batch-furnace deployment. Execution beyond the current allotment remains subject to additional U.S. Government funding and authorization.

Option Line Items: Aerospace and Refractory-metal Pathways

Task Order 2 includes four option line items with an aggregate value of US$6.9 million. The options are unexercised, unfunded and subject to U.S. Government discretion.

If exercised and funded, the options would extend IperionX’s technology platform into new aerospace manufacturing routes and strategically important refractory-metal supply chains.

Aerospace-grade titanium component — US$1.0 million

Identified collaborator: A leading global aerospace and defense supplier

The option would demonstrate an integrated binder-jet printing and HSPT™ manufacturing route for an aerospace-grade titanium component.

The program would assess component quality and measure potential reductions in lead time, material waste and production cost against conventional aerospace titanium manufacturing baselines. Successful development could establish a more efficient pathway for producing complex, near-net-shape aerospace components from IperionX titanium powder.

C103 alloy scrap recycling — US$1.1 million

Identified collaborator: A large advanced materials company

The option would evaluate the recycling of C103 alloy scrap turnings into high-purity C103 powder. Development targets would include chemistry, oxygen content, particle-size distribution and flowability requirements appropriate for additive manufacturing or remelting into billet.

The work could establish a circular manufacturing pathway for recovering strategically valuable C103 scrap and returning it to high-performance aerospace and defense applications.

Niobium reduction and powder spheroidization — US$1.1 million

Identified collaborator: Global Advanced Metals

The option would evaluate the application of IperionX’s patented HAMR™ technology to niobium reduction, followed by spheroidization of the resulting niobium powder for additive manufacturing and other advanced aerospace applications.

The development program would target a reliable and potentially lower-cost route to producing high-quality spherical niobium powder from strategically important feedstocks.

Scaled refractory-powder production — US$3.7 million

Identified collaborator: Global Advanced Metals

The option would scale the production of spherical niobium and C103 alloy powders using HAMR™ and powder-spheroidization technologies.

The work would build on the preceding reduction, recycling and powder-development activities and assess the equipment, process controls and operating requirements needed for larger-scale refractory-powder production.

Extending HAMR™ into refractory metals for defense and space

C103 is a niobium-hafnium-titanium refractory alloy engineered for sustained operation at extreme temperatures. It is used in rocket-engine thrust chambers, nozzles and spacecraft reaction-control systems, with potential applications in missile and hypersonic propulsion where conventional aerospace alloys can reach their performance limits.

Additive manufacturing can enable complex C103 components with lower material waste, shorter lead times and greater design flexibility than conventional machining. Its broader adoption, however, depends on reliable access to tightly specified, low-oxygen powder.  Supply remains limited and costly, while excess oxygen can reduce ductility and compromise performance in demanding high-temperature environments, creating a strategic U.S. supply-chain opportunity.

If funded, the option workstreams could use IperionX’s patented technologies to establish an integrated domestic capability spanning C103 scrap recycling, niobium reduction, deoxygenation and powder spheroidization. This closed-loop pathway could recover the strategic value embedded in manufacturing scrap, reduce dependence on imported primary feedstock and expand U.S. access to advanced powders for missile, hypersonic, space-launch and spacecraft-propulsion systems.

Successful funding and scale-up would demonstrate the wider potential of HAMR™ as a platform for oxygen-sensitive critical metals beyond titanium, including C103, niobium and zirconium alloys.

All option activities remain unexercised and unfunded and are subject to additional funding, definitive agreements, technical validation, scale-up and customer qualification.

Appendix B: Summary of task order work packages and task order details

Work package	Value	Funding status
Continuous HSPT™ furnace development	US$3.4m	Fully funded
In-house fastener manufacturing equipment	US$1.0m	Fully funded
Industrial-scale continuous HSPT™ / dehydride furnaces	US$7.1m	Fully funded
Industrial-scale batch HSPT™ / dehydride furnaces	US$7.1m	US$0.1m funded
Base task order value	US$18.5m	US$11.5m funded
Aerospace component demonstration	US$1.0m	Option — unfunded
C103 scrap recycling to high-purity powder	US$1.1m	Option — unfunded
HAMR™ niobium reduction and powder spheroidization	US$1.1m	Option — unfunded
Scaled spherical niobium and C103 powder production	US$3.7m	Option — unfunded
Maximum potential value including options	US$25.4m	—
Note: Totals may not sum due to rounding

Item	Detail
Base contract	W911QX25DA003 — Low-Cost, Domestic Titanium for Defense Applications
Contracting entity	IperionX Technology LLC, a wholly owned subsidiary of IperionX Limited
Contracting activity	U.S. Army Contracting Command — Aberdeen Proving Ground
Pricing arrangement	Firm fixed price
Base task order value	US$18.5 million
Option line items	US$6.9 million
Maximum potential value	US$25.4 million
Funded and obligated	US$11.5 million
Period of performance	August 28, 2026 to August 27, 2030
Termination	The base contract can be terminated, in whole or in part, by the U.S. Government at their discretion and at any time.

About IperionX

IperionX is a leading American titanium metal and critical materials company – using patented metal technologies to produce high-performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is the largest JORC-compliant mineral resource of titanium, rare earth and zircon minerals sands in the United States.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including space, aerospace, defense, consumer electronics, hydrogen, automotive and additive manufacturing.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.